manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

June 23, 2025

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Ms. Pam Howell and Ms. Brigitte Lippmann
Office of Real Estate and Construction

Re:	Groundfloor Yield, LLC Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed: April 7, 2025 File No. 024-12530

Dear Ms. Howell and Ms. Lippmann:

We are submitting this letter on behalf of our client, Groundfloor Yield, LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated April 18, 2025 (the “Comment Letter”) in connection with the Company’s Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on April 7, 2025.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being refiled concurrently with this response.

Post-Qualification Amendment No. 1 on Form 1-A filed on April 7, 2025

General

1.            We note your Explanatory Note that the sole purpose of this post-qualification amendment is to amend the offering circular to incorporate by reference the company’s financial statements filed via the company’s annual report on Form 1-K with the SEC on March 31, 2025. We also note that you have not incorporated by reference the entirety of the annual report on Form 1-K, solely the financial statements. Please advise how this complies with Rule 253(a) which requires that an offering circular must include the information required by Form 1-A.

Response:

The Company acknowledges the comment and has amended the offering circular to incorporate the entirety of the Company’s annual report on Form 1-K filed with the SEC on March 31, 2025. Moreover, it has re-filed the entirety of the recently-qualified offering circular with updated financial and statistical information from the December 31, 2024 financial statements which were filed in the Form 1-K.

manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

Brian S. Korn

cc:	Nick Bhargava
Groundfloor Yield, LLC